UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

Colony Capital, Inc.

Attention: Ronald M. Sanders, Esq.

750 Park of Commerce Drive, Suite 210

Boca Raton, Florida 33487

(561) 570-4644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons LANDMARK DIVIDEND LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITAL LD MANAGEMENT / NON-REIT HOLDINGS, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL LD GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DCP II LD MANAGEMENT / NON-REIT HOLDCO, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL LD HOLDCO GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITAL COLONY II (DE AIV), LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL COLONY II GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons COLONY DCP II HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons COLONY CAPITAL, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

Prior to the date hereof, Landmark Dividend LLC previously reported its beneficial ownership of Common Units (as defined below) of the Issuer (as defined below) on a Schedule 13D filed on November 25, 2015, as amended from time to time, with the other reporting persons identified therein (collectively, the “Prior Landmark Dividend Schedule 13D”). Upon completion of the Sponsor Acquisition (as defined below), Landmark Dividend LLC became a reporting person with Colony Capital, Inc. and the other Reporting Persons to this Schedule 13D. This Schedule 13D shall be deemed an amendment for Landmark Dividend LLC with respect to its disclosure on the Prior Landmark Dividend Schedule 13D.

Item 1. Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the common units, representing limited partner interests (the “Common Units”), of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Issuer”). The address of the Issuer’s principal executive offices is 400 Continental Blvd., Suite 500, El Segundo, CA 90245.

Item 2. Identity and Background.

This statement on Schedule 13D is filed on behalf of: (i) Landmark Dividend LLC, a Delaware limited liability company (“Landmark”), (ii) Digital LD Management / Non-REIT Holdings, LP, a Delaware limited partnership, (iii) Digital LD GP, LLC, a Delaware limited liability company, (iv) DCP II LD Management / Non-REIT HoldCo, LP, (v) Digital LD HoldCo GP, LLC, a Delaware limited liability company, (vi) Digital Colony II (DE AIV), LP, a Delaware limited partnership, (vii) Digital Colony II GP, LLC, a Delaware limited liability company, (viii) Colony DCP II HoldCo, LLC, a Delaware limited liability company, (ix) Colony Capital Operating Company, LLC, a Delaware limited liability company, and (x) Colony Capital, Inc., a Maryland corporation (collectively, the “Reporting Persons”).

Landmark is a real estate and infrastructure acquisition and development company focusing on the digital infrastructure, wireless communication, outdoor advertising and renewable power generation industries. In addition to the Common Units reported herein, Landmark also is the sponsor of the Issuer, owning a 100% limited liability company interest in Landmark Infrastructure Partners GP LLC, a Delaware limited liability company (“Issuer GP”), which is the general partner of the Issuer, and 3,360,308 Common Units and all of the incentive distribution rights (“IDRs”) in the Issuer. The principal business of Digital LD Management / Non-REIT Holdings, LP is serving as owner of equity interests in Landmark. The principal business of Digital LD GP, LLC is serving as the general partner of Digital LD Management / Non-REIT Holdings, LP. The principal business of DCP II LD Management / Non-REIT HoldCo, LP is serving as owner of the equity interests in Digital LD Management / Non-REIT Holdings, LP and Digital LD GP, LLC. The principal business of Digital LD HoldCo GP, LLC is serving as the general partner of DCP II LD Management / Non-REIT HoldCo, LP. The principal business of Digital Colony II (DE AIV), LP is serving as the sole owner of the equity interests in DCP II LD Management / Non-REIT HoldCo, LP and Digital LD HoldCo GP, LLC and investing in other digital infrastructure assets. The principal business of Digital Colony II GP, LLC is serving as the general partner of Digital Colony II (DE AIV), LP and affiliated entities thereof. The principal business of Colony DCP II HoldCo, LLC is serving as the sole owner of equity interests in Digital Colony II GP, LLC. The principal business of Colony Capital Operating Company, LLC is serving as the equity owner of various holding companies and is the sole owner of Colony DCP II HoldCo, LLC. Colony Capital, Inc. is a leading global investment management firm, and the sole managing member of its operating company, Colony Capital Operating Company, LLC.

The principal business address of the Reporting Persons is 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487.

During the past five years, none of the Reporting Persons or, to their knowledge, any of the directors and executive officers listed on Annex A hereto, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each director and executive officer of Colony Capital Operating Company, LLC and Colony Capital, Inc. is set forth on Annex A attached hereto. The information set forth in Annex A hereto is incorporated by reference in this Item 2.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Consideration.

On May 15, 2021, Digital LD Management / Non-REIT Holdings, LP (and its affiliates, “Digital Colony”) entered into a Purchase and Sale Agreement (the “PSA”) with Landmark Dividend Holdings II LLC, an affiliate of Landmark prior to the closing of the transaction described herein, providing for the acquisition (the “Sponsor Acquisition”) of Landmark. Upon closing of the Sponsor Acquisition on June 2, 2021, Digital Colony acquired control of the Issuer GP and the Common Units reported as beneficially owned reported herein.

The purchase price for the securities acquired pursuant to the PSA was acquired from Digital Colony II (DE AIV), LP or an affiliate thereof borrowing funds under an existing revolving credit facility.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer GP (the “Board”) and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Each of Steven Sonnenstein and Sadiq Malik, an employee of Colony Capital, Inc. or one of its affiliates, serves as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On June 2, 2021, the Reporting Persons submitted a letter to the Board offering to acquire substantially all of the assets of the Issuer (the “Proposal”). The Proposal, if consummated, would result in the payment of $13.00 per Common Unit in cash to the Issuer’s unaffiliated unitholders.

The Proposal is subject to the negotiation of definitive financing commitments on acceptable terms, the satisfactory negotiation and execution of definitive agreements and the approval of such agreements and the transactions contemplated thereunder by the respective investment committees or board of directors, as applicable, by the Reporting Persons and the Issuer GP’s Board. If the transaction is consummated, the Issuer’s Common Units would become delisted from the Nasdaq Stock Market.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by the full text of such proposal, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

While the Proposal remains under consideration and subject to negotiation, the Reporting Persons and their representatives may respond to inquiries from the Issuer and the Board or their representatives and engage in discussions and negotiations. The Reporting Persons also expect to engage in discussions and negotiations with potential equity and debt financing sources.

No assurances can be given that the transaction contemplated by the Reporting Persons or any other potential transaction involving the Reporting Persons and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. The Reporting Persons reserve the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons may be deemed the beneficial owners of the 3,360,308 Common Units held directly by Landmark, which represent 13.2% of the outstanding Common Units. The percentage of Common Units beneficially owned reported herein is based on 25,488,992 Common Units outstanding as of April 29, 2021, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 5, 2021.

Landmark Dividend LLC directly holds 3,360,308 Common Units. Landmark is owned by Digital LD Management / Non-REIT Holdings, LP. The general partner of Digital LD Management / Non-REIT Holdings, LP is Digital LD GP, LLC. Digital LD GP, LLC is wholly owned by DCP II LD Management / Non-REIT HoldCo, LP. The general partner of DCP II LD Management / Non-REIT HoldCo, LP is Digital LD HoldCo GP, LLC. Digital LD HoldCo GP, LLC is wholly owned by Digital Colony II (DE AIV), LP. The general partner of Digital Colony II (DE AIV), LP is Digital Colony II GP, LLC. Colony DCP II HoldCo, LLC is the sole owner of equity interests in Digital Colony II GP, LLC and Colony Capital Operating Company, LLC is the sole owner of equity interests in Colony DCP II HoldCo, LLC. The managing member of Colony Capital Operating Company, LLC is Colony Capital, Inc.

The information set forth in Annex A hereto is incorporated by reference in this Item 5.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons effected any transactions in Common Units during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 –	Joint Filing Agreement, dated June 2, 2021, by and among the Reporting Persons

Exhibit 99.2 –	The Proposal

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 2, 2021

LANDMARK DIVIDEND LLC

By: /s/ Arthur P. Brazy, Jr.
Name: Arthur P. Brazy, Jr.
Title: Cheif Executive Officer

DIGITAL LD MANAGEMENT / NON-REIT HOLDINGS, LP
By: Digital LD GP, LLC, its general partner

By: /s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITAL LD GP, LLC

By: /s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DCP II LD MANAGEMENT / NON-REIT HOLDCO, LP
By: Digital LD HoldCo GP, LLC, its general partner

By: /s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITAL LD HOLDCO GP, LLC

By: /s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITAL COLONY II (DE AIV), LP
By: Digital Colony II GP, LLC, its general partner

By: /s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

DIGITAL COLONY II GP, LLC

By: /s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

COLONY DCP II HOLDCO, LLC

By: /s/ Ronald M Sanders
Name: Ronald M. Sanders
Title: Vice President

COLONY CAPITAL OPERATING COMPANY, LLC

By: /s/ Ronald M Sanders
Name: Ronald M. Sanders
Title: Vice President, Secretary

COLONY CAPITAL, INC.

By: /s/ Ronald M Sanders
Name: Ronald M. Sanders
Title: Executive Vice President, Chief Legal Officer and Secretary

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

COLONY CAPITAL, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Colony Capital, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Colony Capital, Inc., 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of Colony Capital, Inc.’s knowledge, none of its directors or executive officers beneficially owns any Common Units of the Issuer and none of its directors or executive officers has engaged in any transactions in the shares of such Common Units during the past 60 days.

Directors and Executive Officers	Title/Principal Occupation
Thomas J. Barrack, Jr.	Director, Colony Capital, Inc.

J. Braxton Carter	Director, Colony Capital, Inc. Senior Advisor to Deutsche Telecom Capital Partners

Nancy A. Curtin	Director, Colony Capital, Inc. Partner, Group Chief Investment Officer and Head of Investment Advisory of Alvarium Investments

Jeannie H. Diefenderfer	Director, Colony Capital, Inc. Founder and Chief Executive Officer of courageNpurpose, LLC

Jon A. Fosheim	Director, Colony Capital, Inc. Private Investor

Marc C. Ganzi	President, Chief Executive Officer and Director Colony Capital, Inc.

Gregory J. McCray	Director, Colony Capital, Inc. Chief Executive Officer of FDH Infrastructure Services

Sháka Rasheed	Director, Colony Capital, Inc. Managing Director, General Manager–Capital Markets, Microsoft Corporation

Dale A. Reiss	Director, Colony Capital, Inc. Private Investor

John L. Steffens	Director, Colony Capital, Inc. Founder Spring Mountain Capital, LP

Jacky Wu	Executive Vice President, Chief Financial Officer Colony Capital, Inc.

Ronald M. Sanders	Executive Vice President, Chief Legal Officer and Secretary Colony Capital, Inc.

Sonia Kim	Managing Director and Chief Accounting Officer Colony Capital, Inc.

COLONY CAPITAL OPERATING COMPANY, LLC

The following sets forth the name and position of each executive officer of Colony Capital Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of Colony Capital Operating Company, LLC’s knowledge, none of its executive officers beneficially owns any Common Units of the Issuer and none of its executive officers has engaged in any transactions in the Common Units during the past 60 days.

Executive Officers	Title
Marc C. Ganzi	Chairman, Chief Executive Officer

Jacky Wu	Vice President

Brian Lee	Vice President, Treasurer

Sonia Kim	Vice President

Ronald M. Sanders	Vice President, Secretary

Donna Hansen	Vice President

Neale W. Redington	Vice President